CHINA MEDIA INC.
12/F, Block D, Chang An Guo Ji
No. 88 Nan Guan Zheng Street
Beilin District, Xi’An, Shaan’Xi Province
China – 710068

May 5, 2010

Via EDGAR

J. Nolan McWilliams
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. McWilliams:

Re:       China Media Inc.
Registration Statement on Form S-1
Amendment No. 2 filed April 21, 2010
File No. 333-163969

I am the President and Chief Executive Officer of China Media Inc. (the “Company”) and write this letter on its behalf.  At this time the Company respectfully applies for an acceleration of the effective date of its amended Registration Statement for Friday, May 7, 2010 at 5:00 PM EST.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company, and in connection with the acceleration request it also acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Company will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any further questions or comments.

Yours truly,

/s/ Dean Li
Dean Li
President and Chief Executive Officer